UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934


                           Natural Health Trends Corp.
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
                         (Title of Class of Securities)

                                    63888P109
                                 (CUSIP Number)

                                Abraham Weinzimer
                             2545 Hempstead Turnpike
                              East Meadow, NY 11554
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 12, 2000
             (Date of Event Which Requires Filing of This Statement)

                  If the  Filing  person has  previously  filed a  statement  on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








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                                  SCHEDULE 13D

CUSIP No.         63888P109                                   Page  2 of 6 Pages

1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Abraham Weinzimer

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [  ]   (b)[   ]

3        SEC USE ONLY

4        SOURCE OF FUNDS*    PF, OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e) [    ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States of America

 NUMBER OF  SHARES                    7    SOLE VOTING POWER
                                           6,024,094

 BENEFICIALLY  OWNED BY               8    SHARED VOTING POWER
                                            0

 EACH  REPORTING                      9    SOLE DISPOSITIVE POWER
                                           6,024,094

 PERSON  WITH                         10    SHARED DISPOSITIVE POWER
                                             0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       6,024,094

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*      [    ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       32.9%

14       TYPE OF REPORTING PERSON*          IN






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Item 1.           Security and Issuer.

         The Reporting Person is making this statement in reference to shares of Common Stock, par value $.001 per share (the "Common Stock"), of Natural Health Trends Corp., a Florida corporation (the "Issuer"). The address of the Issuer's principal executive offices is 2161 Hutton Drive, #126, Carrollton, Texas 75006.

Item 2.           Identity and Background.

         The  Reporting  Person  is  making  this  statement  pursuant  to  Rule
13d-1(a).

          (a)  Name:

                           Abraham Weinzimer

          (b)  Residence or business address:

                           2545 Hempstead Turnpike
                           East Meadow, NY 11554

          (c) Abraham Weinzimer is employed as Executive Vice President of DCAP Group, Inc., a corporation primarily engaged in the business of placing various types of insurance with insurance underwriters.

          (d) The Reporting Person has not been convicted in a criminal proceeding in the last five years.

          (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) The Reporting Person is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

          See Item 6 hereof.

Item 4.   Purpose of Transaction.

     On or about February 19, 1999, the Reporting Person became the registered owner of 142.118 shares of Series F Preferred Stock of the Issuer, par value $.001 per share (the "Series F Preferred"). Each share of the Series F Preferred has a stated value of $1,000.00 per share and is convertible into Common Stock of the Issuer at a conversion price equal to 95% of the average of the closing bid prices of the Common Stock for the three trading days immediately prior to the



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date the notice of  conversion  is given.  The holders of the Series F Preferred are also entitled to receive dividends at the rate of six percent (6%) of the stated value per annum, payable upon the conversion of the Series F Preferred, in cash or in shares of Common Stock of the Issuer, at the option of the Issuer.

     On or about July 12, 2000, based upon the then price of the Common Stock of the Issuer, the Reporting Person had the ability to convert his shares of Series F Preferred Stock into more than 5% of the outstanding Common Stock of the Issuer.

     On January 29, 2001, the Reporting Person converted all of his 142.118 shares of Series F Preferred into 6,024,094 shares of Common Stock (the "Conversion Stock") based upon a conversion price of $.0235916 per share. In the event the Issuer determines to issue shares of Common Stock in satisfaction of its dividend obligation, approximately 702,039 additional shares of Common Stock of the Issuer would be issuable to the Reporting Person.

     Subject to and depending upon the availability of prices deemed favorable by him, the Reporting Person may choose to purchase additional shares of Common Stock from time to time in the open market, in privately negotiated transactions with third parties, or otherwise.

     Depending upon prevailing conditions and his evaluation of the factors described above, the Reporting Person may also determine to dispose of shares of Common Stock held by him in the open market, in privately negotiated transactions with third parties, or otherwise.

     The Reporting Person has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through
(j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

     (a) The Reporting Person beneficially owns 6,024,094 shares of Common Stock, which represent 32.9% of the total shares of Common Stock outstanding as of January 29, 2001.

     The percentage for the Reporting Person was calculated using as the denominator the sum of (i) the 6,024,094 shares of Common Stock issuable to the Reporting Person upon conversion of the Series F Preferred as described in Item 4 hereof and (ii) the 12,309,047 outstanding shares of Common Stock as of October 31, 2000, based upon the Quarterly Report on Form 10-QSB filed by the Issuer for the quarter ended September 30, 2000.

     (b) The Reporting Person has sole voting and dispositive power with respect to the 6,024,094 shares of Common Stock of the Issuer beneficially owned by him.

     (c) Not applicable.

     (d) See Item 6 hereof.

     (e) Not applicable.



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Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect
          to Securities of the Issuer.

     In or about 1997, the Reporting Person acquired a promissory note in the principal amount of $125,000 (the "Note") from Kaire International, Inc. ("Kaire"). The Reporting Person borrowed a total of $50,000 from other persons ($25,000 from each of Kevin Lang and Julia Boccia) in order to make such acquisition. In February 1999, Kaire sold substantially all of its assets to the Issuer and, in connection with such sale, in addition to other consideration, Kaire received shares of the Series F Preferred. Kaire then transferred to the Reporting Person 142.118 of the shares of Series F Preferred received in payment of the principal amount of, and accrued interest due under, the Note.

     The Reporting Person has agreed to use a portion of the proceeds from the sale of the Conversion Stock to repay the amount borrowed to acquire the Note, together with interest thereon. Each of the lenders is also entitled to receive a portion of proceeds received from such sale to the extent such proceeds exceed the stated value of the shares of Series F Preferred converted.

     The Reporting Person has executed a lock-up agreement with respect to the resale of the Conversion Stock. The Reporting Person does not intend to resell any of such shares prior to February 19, 2001.

Item 7.   Material to be Filed as Exhibits.

          None.





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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: January 31, 2001


                                          /s/ Abraham Weinzimer
                                         -------------------------------------
                                         Abraham Weinzimer




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